Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarters ended September 30, 2014 and 2013

(RMB and US$ amounts expressed in thousands, except per share data)

	September 30, 2014		September 30, 2013
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	3,752,189	609,864	3,701,224	601,580
Cost of goods sold	(3,036,483)	(493,536)	(2,960,839)	(481,242)
Gross profit	715,706	116,328	740,385	120,338
Other operating income	39,575	6,432	28,910	4,699
Research and development costs	(134,939)	(21,932)	(111,613)	(18,141)
Selling, distribution and administrative costs	(392,726)	(63,832)	(404,905)	(65,811)
Operating profit	227,616	36,996	252,777	41,085
Finance costs	(51,729)	(8,408)	(61,568)	(10,007)
Share of (loss) / profit of associates	(3)	—	102	17
Share of loss of joint ventures	(2,929)	(476)	(7,154)	(1,163)
Gains arising from acquisitions	95,192	15,472	—	—
Profit before tax	268,147	43,584	184,157	29,932
Income tax expense	(38,068)	(6,187)	(37,178)	(6,043)
Profit for the period	230,079	37,397	146,979	23,889
Attributable to:
Equity holders of the parent	143,785	23,370	106,518	17,313
Non-controlling interests	86,294	14,027	40,461	6,576
	230,079	37,397	146,979	23,889
Net earnings per common share:
Basic	3.77	0.61	2.86	0.46
Diluted	3.77	0.61	2.86	0.46
Unit sales	111,023		118,282

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the nine months ended September 30, 2014 and 2013

(RMB and US$ amounts expressed in thousands, except per share data)

	September 30, 2014		September 30, 2013
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	12,515,247	2,034,173	11,712,258	1,903,658
Cost of goods sold	(10,194,350)	(1,656,944)	(9,423,938)	(1,531,725)
Gross profit	2,320,897	377,229	2,288,320	371,933
Other operating income	81,106	13,183	86,416	14,046
Research and development costs	(362,041)	(58,845)	(322,346)	(52,393)
Selling, distribution and administrative costs	(1,138,451)	(185,039)	(1,126,944)	(183,168)
Operating profit	901,511	146,528	925,446	150,418
Finance costs	(120,185)	(19,534)	(135,359)	(22,001)
Share of profit of associates	152	25	208	34
Share of loss of joint ventures	(27,120)	(4,408)	(32,901)	(5,348)
Gains arising from acquisitions	95,192	15,472	—	—
Profit before tax	849,550	138,083	757,394	123,103
Income tax expense	(152,429)	(24,775)	(147,824)	(24,027)
Profit for the period	697,121	113,308	609,570	99,076
Attributable to:
Equity holders of the parent	489,110	79,499	446,302	72,539
Non-controlling interests	208,011	33,809	163,268	26,537
	697,121	113,308	609,570	99,076
Net earnings per common share:
Basic	13.02	2.12	11.98	1.95
Diluted	13.02	2.12	11.98	1.95
Unit sales	390,731		390,173

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

(RMB and US$ amounts expressed in thousands)

	As of September 30, 2014 (Unaudited)		As of December 31, 2013 (Audited)
	RMB ’000	US$ ’000	RMB ’000
Cash and bank balances	2,875,073	467,302	3,561,848
Trade and bills receivables	8,578,240	1,394,269	7,437,948
Inventories	2,099,920	341,312	2,334,052
Trade and bills payables	4,907,361	797,621	5,085,349
Short-term and long-term interest bearing loans and borrowings	2,692,952	437,700	2,259,377
Equity attributable to equity holders of the parent	6,736,958	1,094,995	6,391,573

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